# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apogee Therapeutics, Inc., CIK 0001974640
CUSIP: 03770N101
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 01/22/2026
Amends the filing with accession number 0001104659-23-083070
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,948,385; sole dispositive power 0; shared dispositive power 5,948,385; aggregate amount beneficially owned 5,948,385 (9.82% of the class)
  Comment: The securities include (i) 298,647 shares of common stock, $0.00001 par value per share (the "Common Stock") and (ii) 5,649,738 shares of Common Stock issuable upon conversion of 5,649,738 shares of Non-Voting Common Stock, par value $0.00001 per share (the "Non-Voting Common Stock"), the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock, both directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"). The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock held by Fund II in excess of the beneficial ownership limitation.
  
  Row 13 is based on 60,567,741 shares of Common Stock outstanding as of January 22, 2026, consisting of (i) 54,833,587 shares of Common Stock outstanding as of November 3, 2025, as reported in the Company's Form 10-Q filed on November 10, 2025, (ii) 84,416 shares underlying vested stock options owned by the Reporting Persons and (iii) 5,649,738 shares of Common Stock underlying the 5,649,738 shares of Non-Voting Common Stock owned by Fund II, applying the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,948,385; sole dispositive power 0; shared dispositive power 5,948,385; aggregate amount beneficially owned 5,948,385 (9.82% of the class)
  Comment: The securities include (i) 298,647 shares of Common Stock and (ii) 5,649,738 shares of Common Stock issuable upon conversion of 5,649,738 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock, both directly held by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock held by Fund II in excess of the beneficial ownership limitation.
  
  Row 13 is based on 60,567,741 shares of Common Stock outstanding as of January 22, 2026, consisting of (i) 54,833,587 shares of Common Stock outstanding as of November 3, 2025, as reported in the Company's Form 10-Q filed on November 10, 2025, (ii) 84,416 shares underlying vested stock options owned by the Reporting Persons and (iii) 5,649,738 shares of Common Stock underlying the 5,649,738 shares of Non-Voting Common Stock owned by Fund II, applying the beneficial ownership limitation.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 93,374; shared voting power 5,953,653; sole dispositive power 93,374; shared dispositive power 5,953,653; aggregate amount beneficially owned 6,047,027 (9.99% of the class)
  Comment: The securities include (a) 51,166 shares of Common Stock held directly by Mr. Harwin, (b) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin* and (c) Fund II's direct holdings of (i) 298,647 shares of Common Stock and (ii) 5,655,066 shares of Common Stock issuable upon conversion of 5,655,066 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.
  
  Row 13 is based on 60,530,801 shares of Common Stock outstanding as of January 22, 2026, consisting of (i) 54,833,587 shares of Common Stock outstanding as of November 3, 2025, as reported in the Company's Form 10-Q filed on November 10, 2025, (ii) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin and (iii) 5,655,006 shares of Common Stock underlying the 5,655,006 shares of Non-Voting Common Stock owned by Fund II, subject to the beneficial ownership limitation.
  
  * Under Mr. Harwin's arrangement with Fairmount, Mr. Harwin holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin therefore disclaims beneficial ownership of the option and underlying common stock.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 93,374; shared voting power 5,953,653; sole dispositive power 93,374; shared dispositive power 5,953,653; aggregate amount beneficially owned 6,047,027 (9.99% of the class)
  Comment: The securities include (a) 51,166 shares of Common Stock held directly by Mr. Kiselak, (b) 42,208 shares of Common Stock underlying vested options held by Mr. Kiselak* and (c) Fund II's direct holdings of (i) 298,647 shares of Common Stock and (ii) 5,655,066 shares of Common Stock issuable upon conversion of 5,655,066 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.
  
  Row 13 is based on 60,530,801 shares of Common Stock outstanding as of January 22, 2026, consisting of (i) 54,833,587 shares of Common Stock outstanding as of November 3, 2025, as reported in the Company's Form 10-Q filed on November 10, 2025, (ii) 42,208 shares of Common Stock underlying vested options held by Mr. Kiselak and (iii) 5,655,006 shares of Common Stock underlying the 5,655,006 shares of Non-Voting Common Stock owned by Fund II, subject to the beneficial ownership limitation.
  
  * Under Mr. Kiselak's arrangement with Fairmount, Mr. Kiselak holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Kiselak is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Kiselak therefore disclaims beneficial ownership of the option and underlying common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Apogee Therapeutics, Inc.
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 21, 2023, Amendment No. 1 filed on January 31, 2024, Amendment No. 2 filed on April 1, 2024, and Amendment No. 3 filed on October 14, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 4 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 4 is incorporated by reference herein.

In the aggregate, the Reporting Persons have voting and dispositive power over 6,031,979 shares of Common Stock, which is comprised of the following: (i) 298,647 shares of Common Stock held by Fund II; (ii) 5,546,584 shares of Common Stock issuable upon conversion of 5,546,584 shares of Non-Voting Common Stock, held by Fund II, reflecting the beneficial ownership limitation of 9.99% of the outstanding Common Stock; (iii) 51,166 shares of Common Stock held by Mr. Harwin; (iv) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin; (v) 51,166 shares of Common Stock held by Mr. Kiselak; and (vi) 42,208 shares of Common Stock underlying vested options held by Mr. Kiselak. In total, the Fund II currently owns 6,743,321 shares of Non-Voting Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On January 22, 2026, Fund II sold in a block trade a total of 1,750,000 shares of Common Stock at a price of $76.30 per share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Company Stock Options

On June 17, 2025, in their respective capacities as members of the Company's board of directors, Mr. Harwin and Mr. Kiselak were each granted stock options by the Company representing the right to purchase 14,461 shares of Common Stock. The options will vest on the one-year anniversary of the grant date, subject to Mr. Harwin and Mr. Kiselak's continued service to the Company on such vesting date. Under Mr. Harwin's and Mr. Kiselak's respective arrangements with Fairmount Funds Management, Mr. Harwin and Mr. Kiselak hold the options for one or more Fairmount Funds and are obligated to turn over to Fairmount Funds Management any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin and Mr. Kiselak therefore each disclaim beneficial ownership of their respective options and underlying common stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC on October 14, 2025)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (01/22/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (01/22/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (01/22/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (01/22/2026)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (01/22/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (01/22/2026)